EXHIBIT 99.1

May 30, 2025

Sandstorm Gold Royalties Announces Voting Results from 2025 Annual Shareholder Meeting

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide the voting results from the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”). The Meeting was held today, May 30th in Vancouver, British Columbia at which 70% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little, Vera Kobalia, and Elif Levesque. Detailed results of the vote for directors are set out below:

Election of Directors	Votes For	% For	Votes Withheld	% Withheld
Nolan Watson	174,714,604	99.26%	1,297,328	0.74%
David Awram	173,247,072	98.43%	2,764,861	1.57%
David E. De Witt	168,801,580	95.90%	7,210,352	4.10%
Andrew T. Swarthout	168,949,013	95.99%	7,062,919	4.01%
John P.A. Budreski	154,624,590	87.85%	21,387,342	12.15%
Mary L. Little	139,978,560	79.53%	36,033,373	20.47%
Vera Kobalia	172,613,405	98.07%	3,398,528	1.93%
Elif Levesque	145,709,384	82.78%	30,302,549	17.22%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Kim Bergen
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.